CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

RECEIVED
2006 JUL 12 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com





06015080

04 July 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

PROCESSED
JUL 14 2006
THOMSON
FINANCIAL

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Block Listing -Incentive Plan	03/07/2006
REG-Catlin Group Limited Block Listing - Warrants	03/07/2006
REG-Catlin Group Limited Director Declaration	30/06/2006
REG-Catlin Group Limited Holding(s) in Company	29/06/2006
REG-Catlin Group Limited Holding(s) in Company	28/06/2006

Yours faithfully,

Pramila Bharj
Paralegal

dw 7/13

RECEIVED
2006 JUL 12 A 11:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Catlin Group Limited Holding(s) in Company
Released: 28/06/2006

RNS Number:3237F
Catlin Group Limited
28 June 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDINGS IN RESPECT OF BARCLAYS GLOBAL INVESTORS NA, BARCLAYS GLOBAL INVESTORS LTD, WOOLWICH UNIT TRUST MANAGERS LTD, BARCLAYS PRIVATE BANK AND TRUST LTD, BARCLAYS BANK PLC, BARCLAYS CAPITAL INC, BARCLAYS CAPITAL SECURITIES LTD, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD, BARCLAYS GLOBAL INVESTORS JAPAN LTD, GERRARD LTD, BARCLAYS LIFE ASURANCE CO LTD,

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
BANK OF IRELAND	258227	73,201
BANK OF IRELAND	4239749	121,011
BANK OF IRELAND	427057	3,722
Bank of Ireland Nominees Limited	CREST ID. 11X13	791,500
Bank of Ireland Nominees Limited	CREST ID. 11X13	183,000
BANK OF NEW YORK	210405	83,652
BANK OF NEW YORK	221428	75,878
BANK OF NEW YORK	367748	231,989
BANK OF NEW YORK	392067	250,599
BANK OF NEW YORK	768198	30,126
BARCLAYS CAPITAL NOMINEES LIMITED		52,000
BARCLAYS CAPITAL NOMINEES LIMITED		778,857
BARCLAYS CAPITAL NOMINEES LIMITED		62,500
BARCLAYS CAPITAL NOMINEES LIMITED		550,374
BNP PARIBAS		39,898
BNY (OCS) NOMINEES LTD	221476	46,339
BNY (OCS) NOMINEES LTD	387173	108,005
BOISS NOMINEES LTD	4224361	76,909
CHASE NOMINEES LTD	16376	57,350
CHASE NOMINEES LTD	16669	17,186
CHASE NOMINEES LTD	19518	17,168
CHASE NOMINEES LTD	19519	224,284
CHASE NOMINEES LTD	19520	10,763
CHASE NOMINEES LTD	20947	6,743,998
CHASE NOMINEES LTD	21359	189,238
CHASE NOMINEES LTD	25772	84,970
CHASE NOMINEES LTD	27793	5,855
CHASE NOMINEES LTD	27797	20,825
CHASE NOMINEES LTD	27800	107,299

CHASE NOMINEES LTD	28270	38,311
CHASE NOMINEES LTD	28270	96,596
CHASE NOMINEES LTD	31961	152,122
CIBC MELLON GLOBAL SECURITIES		32,261
CITIBANK	6010640794	30,505
CITIBANK	6010782807	53,060
Clydesdale Nominees HGB0125	120130701	5,000
HSBC	813168	148,647
HSBC	845315	3,262
INVESTORS BANK AND TRUST CO.		671,562
INVESTORS BANK AND TRUST CO.		4,880
INVESTORS BANK AND TRUST CO.		87,247
INVESTORS BANK AND TRUST CO.		52,498
INVESTORS BANK AND TRUST CO.		2,455
INVESTORS BANK AND TRUST CO.		1,602,869
INVESTORS BANK AND TRUST CO.		143,622
JP MORGAN (BGI CUSTODY)	16331	22,551
JP MORGAN (BGI CUSTODY)	16341	192,090
JP MORGAN (BGI CUSTODY)	16341	65,814
JP MORGAN (BGI CUSTODY)	16344	70,365
JP MORGAN (BGI CUSTODY)	16345	106,741
JP MORGAN (BGI CUSTODY)	16400	975,674
JP MORGAN (BGI CUSTODY)	16612	35,711
JP MORGAN (BGI CUSTODY)	16901	8,429
JP MORGAN (BGI CUSTODY)	18409	91,181
JP MORGAN (BGI CUSTODY)	19514	12,657
JP MORGAN (BGI CUSTODY)	28166	270,920
JP MORGAN (BGI CUSTODY)	29514	108,292
JP MORGAN (BGI CUSTODY)	38245	14,563
JPMORGAN CHASE BANK		275,488
JPMorgan Chase Bank		28,914
JPMorgan Chase Bank		55,703
JPMorgan Chase Bank		44,772
MELLON BANK	4002	23,757
MELLON BANK	ABGFZ872482	314,390
MELLON BANK	TGGF0003002	11,879
Mellon Trust - US CUSTODIAN /		71,884
MELLON TRUST OF NEW ENGLAND		42,788
MIDLAND BANK (HSBC BANK PLC)	772823	293,334
NORTHERN TRUST	CVS21	170,211
NORTHERN TRUST	SCO06	35,022
NORTHERN TRUST	TNF01	48,226
NORTHERN TRUST	TRG01	6,969
NORTHERN TRUST	UKE01	101,923
NORTHERN TRUST	USF12	300,355
NORTHERN TRUST BANK - BGI SEPA		22,184
NORTHERN TRUST BANK - BGI SEPA		111,341
NORTHERN TRUST BANK - BGI SEPA		91,657
R C Greig Nominees Limited		1,600
STATE STREET	2RJ2	10,188
STATE STREET	JD12	57,735
STATE STREET	JFBL	31,441
STATE STREET	N3B6	40,843
STATE STREET	N3YZ	4,314
STATE STREET BANK & TRUST - WI		80,438
STATE STREET TRUST OF CANADA -		73,343
The Northern Trust Company - U		52,505
Group Holding		18,541,585

5. Number of shares / amount of stock acquired

610,851

6. Percentage of issued class

0.37%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

COMMON SHARES OF $0.01 EACH

10. Date of transaction

HOLDINGS ARE AS AT 23 JUNE 2006. "SHARES ACQUIRED" IS INCREASE SINCE PREVIOUS DISCLOSURE

11. Date company informed

28 JUNE 2006

12. Total holding following this notification

18,541,585

13. Total percentage holding of issued class following this notification

11.33%

14. Any additional information

15. Name of contact and telephone number for queries

WILLIAM SPURGIN 0207 458 5726

16. Name and signature of authorised company official responsible for making this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

Date of notification

28 JUNE 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUWOVRNKRNUAR

RECEIVED
2006 JUL 12 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Catlin Group Limited Holding(s) in Company
Released: 29/06/2006

RNS Number:3832F
Catlin Group Limited
29 June 2006

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDINGS IN RESPECT OF BARCLAYS GLOBAL INVESTORS NA, BARCLAYS GLOBAL INVESTORS LTD, WOOLWICH UNIT TRUST MANAGERS LTD, BARCLAYS PRIVATE BANK AND TRUST LTD, BARCLAYS BANK PLC, BARCLAYS CAPITAL INC, BARCLAYS CAPITAL SECURITIES LTD, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD, BARCLAYS GLOBAL INVESTORS JAPAN LTD, GERRARD LTD, BARCLAYS LIFE ASURANCE CO LTD,

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
BANK OF IRELAND	258227	73,201
BANK OF IRELAND	4239749	121,011
BANK OF IRELAND	427057	3,722
Bank of Ireland Nominees Limited	CREST ID. 11X13	183,000
Bank of Ireland Nominees Limited	CREST ID. 11X13	791,500
BANK OF NEW YORK	210405	83,652
BANK OF NEW YORK	221428	75,878
BANK OF NEW YORK	367748	231,989
BANK OF NEW YORK	392067	250,599
BANK OF NEW YORK	768198	30,126
BARCLAYS CAPITAL NOMINEES LIMITED		52,000
BARCLAYS CAPITAL NOMINEES LIMITED		62,500
BARCLAYS CAPITAL NOMINEES LIMITED		550,374
BNP PARIBAS		39,898
BNY (OCS) NOMINEES LTD	221476	46,339
BNY (OCS) NOMINEES LTD	387173	108,005
BOISS NOMINEES LTD	4224361	76,909
CHASE NOMINEES LTD	16376	57,350
CHASE NOMINEES LTD	16669	17,186
CHASE NOMINEES LTD	19518	17,168
CHASE NOMINEES LTD	19519	224,284
CHASE NOMINEES LTD	19520	10,763
CHASE NOMINEES LTD	20947	6,743,998
CHASE NOMINEES LTD	21359	189,238
CHASE NOMINEES LTD	25772	84,970
CHASE NOMINEES LTD	27793	5,855
CHASE NOMINEES LTD	27797	20,825
CHASE NOMINEES LTD	27800	107,299
CHASE NOMINEES LTD	28270	96,596
CHASE NOMINEES LTD	28270	38,311
CHASE NOMINEES LTD	31961	152,122

CIBC MELLON GLOBAL SECURITIES		32,261
CITIBANK	6010640794	30,505
CITIBANK	6010782807	53,060
Clydesdale Nominees HGB0125	120130701	5,000
HSBC	813168	148,647
HSBC	845315	3,262
INVESTORS BANK AND TRUST CO.		4,880
INVESTORS BANK AND TRUST CO.		671,562
INVESTORS BANK AND TRUST CO.		87,247
INVESTORS BANK AND TRUST CO.		52,498
INVESTORS BANK AND TRUST CO.		2,455
INVESTORS BANK AND TRUST CO.		1,602,869
INVESTORS BANK AND TRUST CO.		143,622
JP MORGAN (BGI CUSTODY)	16331	22,551
JP MORGAN (BGI CUSTODY)	16341	192,090
JP MORGAN (BGI CUSTODY)	16341	65,814
JP MORGAN (BGI CUSTODY)	16344	70,365
JP MORGAN (BGI CUSTODY)	16345	106,741
JP MORGAN (BGI CUSTODY)	16400	975,674
JP MORGAN (BGI CUSTODY)	16612	35,711
JP MORGAN (BGI CUSTODY)	16901	8,429
JP MORGAN (BGI CUSTODY)	18409	91,181
JP MORGAN (BGI CUSTODY)	19514	12,657
JP MORGAN (BGI CUSTODY)	28166	270,920
JP MORGAN (BGI CUSTODY)	29514	108,292
JP MORGAN (BGI CUSTODY)	38245	14,563
JPMORGAN CHASE BANK		275,488
JPMorgan Chase Bank		28,914
JPMorgan Chase Bank		55,703
JPMorgan Chase Bank		44,772
MELLON BANK	ABGFZ872482	314,390
MELLON BANK	TGGF0003002	11,879
Mellon Trust - US CUSTODIAN /		71,884
MELLON TRUST OF NEW ENGLAND		42,788
MIDLAND BANK (HSBC BANK PLC)	772823	293,334
NORTHERN TRUST	CVS21	170,211
NORTHERN TRUST	SCO06	35,022
NORTHERN TRUST	TNF01	48,226
NORTHERN TRUST	TRG01	6,969
NORTHERN TRUST	UKE01	101,923
NORTHERN TRUST	USF12	300,355
NORTHERN TRUST BANK - BGI SEPA		91,657
NORTHERN TRUST BANK - BGI SEPA		22,184
NORTHERN TRUST BANK - BGI SEPA		108,002
R C Greig Nominees Limited		1,600
STATE STREET	2RJ2	10,188
STATE STREET	JD12	57,735
STATE STREET	JFBL	31,441
STATE STREET	N3B6	40,843
STATE STREET	N3YZ	4,314
STATE STREET BANK & TRUST - WI		80,438
STATE STREET TRUST OF CANADA -		73,343
The Northern Trust Company - U		52,505
Group Holding		17,735,632

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

805,953

8. Percentage of issued class

0.49%

9. Class of security

COMMON SHARES OF $0.01 EACH

10. Date of transaction

HOLDINGS ARE AS AT 26 JUNE 2006. "SHARES DISPOSED" IS DECREASE SINCE PREVIOUS DISCLOSURE

11. Date company informed

29 JUNE 2006

12. Total holding following this notification

17,735,632

13. Total percentage holding of issued class following this notification

10.84%

14. Any additional information

15. Name of contact and telephone number for queries

WILLIAM SPURGIN 0207 458 5726

16. Name and signature of authorised company official responsible for making this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

Date of notification

29 JUNE 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUKUURNSRNUAR

Print

REG-Catlin Group Limited Director Declaration
Released: 30/06/2006

RNS Number:4615F
Catlin Group Limited
30 June 2006

CATLIN GROUP LIMITED
(the "Company")

DIRECTOR DECLARATION

Following the announcement on 27 June 2006 of the appointment of Jonathan Kelly as a non-executive director of Catlin Group Limited, in accordance with Rule 9.6.13(1) of the Listing Rules, the Company has been notified that Mr Kelly is a director of PXRE Group Limited.

The Company confirms that there is no further information relating to Mr Kelly which is required to be disclosed under Rule 9.6.13 of the Listing Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDNFMMTTMMMJBMF

RECEIVED
2006 JUL 12 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Print

REG-Catlin Group Limited Block Listing - Warrants
Released: 03/07/2006

RNS Number:5642F
Catlin Group Limited
03 July 2006

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: 30 June 2006

Name of applicant: CATLIN GROUP LIMITED

Name of scheme: WARRANTS TO SUBSCRIBE FOR COMMON SHARES OF $0.01 EACH IN CATLIN GROUP LIMITED

Period of return: From: 01.01.2006 To: 30.06.2006

Balance under scheme from previous return: 3,296,614

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/A

Number of securities issued/allotted under scheme during period: NIL

Balance under scheme not yet issued/allotted at end of period 3,296,614

Number and class of securities originally listed and the date of admission 5,000,000 Common Shares of $0.01 each ADMISSION ON 06.05.2005

Total number of securities in issue at the end of the period 163,633,683

Name of contact: William Spurgin / Robina Malik
Address of contact: 3 Minster Court, Mincing Lane, London, EC3R 7DD
Telephone number of contact: 0207 626 0486

SIGNED BY Lorraine Mullins, Group Chief Compliance Officer Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

CATLIN GROUP LIMITED
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END
BLRILFSFDIIVIIR

REG-Catlin Group Limited Block Listing -Incentive Plan
Released: 03/07/2006

RNS Number:5645F
Catlin Group Limited
03 July 2006

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: 30 June 2006

Name of applicant: CATLIN GROUP LIMITED

Name of scheme: THE CATLIN GROUP LONG TERM INCENTIVE PLAN

Period of return: From: 01.01.2006 To: 30.06.2006

Balance under scheme from previous return: 2,883,252

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: NIL

Number of securities issued/allotted under scheme during period: 14,167

Balance under scheme not yet issued/allotted at end of period 2,869,085

Number and class of securities originally listed and the date of admission 3,022,557 Common Shares of $0.01 each ADMISSION ON 30.06.2004

Total number of securities in issue at the end of the period 163,633,683

Name of contact: William Spurgin / Robina Malik
Address of contact: 3 Minster Court, Mincing Lane, London, EC3R 7DD
Telephone number of contact: 0207 626 0486

SIGNED BY: Lorraine Mullins, Group Chief Compliance Officer
Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

CATLIN GROUP LIMITED
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END
BLREAAXDELSKEFE